STATEMENT OF FINANCIAL CONDITION

Alight Financial Solutions LLC
Statement of Financial Condition as of December 31, 2022
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-47344

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2022 (MM/DD/YY) AND ENDING December 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alight Financial Solutions LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 Overlook Point
(No. and Street)

Lincolnshire	IL	60069
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Keith	224-737-7000	doug.keith@alight.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 N Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Douglas Keith___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Alight Financial Solutions LLC___, as of ___December 31,___, 2 __022__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
AHMED RASOOL
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 10/6/24

Signature: _Douglas S. Keith_

Title: ___Chief Financial Officer___

_____
Notary Public

3/11/2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alight Financial Solutions LLC

Statement of Financial Condition

December 31, 2022

Contents



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the member and officers of Alight Financial Solutions LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alight Financial Solutions LLC (the Company) as of December 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company on December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 2002 but were unable to determine the specific year.

March 20, 2023

Alight Financial Solutions LLC

Statement of Financial Condition

December 31, 2022

Assets

Cash	$ 2,706,778
Prepaid implementation fees	$ 2,402,778
Receivable from affiliate	589,816
Receivable from customers	484,474
Prepaid regulatory fees	389,250
Deposit with clearing broker	250,000
Other assets	217,360
Total assets	$ 7,040,456

Liabilities and member's equity

Payable to affiliate	$ 517,019
Payable to clearing broker	$ 157,123
Accounts payable and accrued expenses	132,364
Total liabilities	806,506
Member's equity	6,233,950
Total liabilities and member's equity	$ 7,040,456

See notes to statement of financial condition.

Alight Financial Solutions LLC

Notes to Statement of Financial Condition

December 31, 2022

1. Organization and Nature of Business

Alight Financial Solutions LLC (the Company) was organized on April 8, 1994, in the state of Illinois, and commenced operations on December 21, 1994. The Company is a wholly owned subsidiary of Alight Solutions LLC (the Parent), which is a wholly owned subsidiary of Alight Holding Company, LLC. The Company's ultimate parent is Alight Inc. Alight Inc. trades on the New York Stock Exchange under the symbol ALIT. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority.

The Company clears its security transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

2. Significant Accounting Policies

Basis of Presentation

The following significant accounting policies are consistently followed in the preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes checking accounts and an interest bearing account at a non-affiliated bank.

Restricted cash included on the statement of financial condition represents cash on deposit in a special reserve bank account for the exclusive benefit of customers.

2. Significant Accounting Policies (continued)

Restricted cash included in deposits with clearing broker on the Statement of Financial Condition represents cash set aside to satisfy requirements under Rule 15c3-1 of the SEC.

3. Related-Party Transactions

Certain services are provided to the Company by the Parent under a Management Agreement (the Agreement) effective July 12, 2007, for which the Company incurs an allocated charge. Under the terms of the Agreement, the Company agrees to pay for all operating expenses incurred by the Parent or its affiliates on the Company's behalf including, but not limited to, costs associated with employee compensation, office space, and equipment. Employee compensation is allocated based on the estimated time spent on activities of the Company and includes benefits. Cost of office space and equipment is based on the average per-employee cost by practice and location as determined periodically by the Parent. The amount due by the Company under this Agreement is $517,019 and is reflected as Payable to affiliate as of December 31, 2022.

The Company is the affiliated broker-dealer of an affiliated mutual fund and earns shareholder services fees from this mutual fund. The amount due from this fund for fees earned is $589,816 and is reflected as receivable from affiliate as of December 31, 2022.

4. Concentration of Credit Risk

The Company has a concentration of credit risk in that all of its cash is held at one bank but does not believe it is exposed to any credit risk.

5. Income Taxes

The Company is organized as a limited liability company with a single member owner and, as such, is not separately subject to income taxes. The results of the Company are included in the financial statements and the income tax return of Alight Inc.

6. Commitments and Contingencies

The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. The Company and the clearing broker monitor required margin levels daily and, pursuant to guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company, at all times, maintain net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. As of December 31, 2022, the Company's ratio of aggregate indebtedness to net capital was 0.38 to 1 and the Company's net capital was $2,150,272, which was $2,096,505 in excess of required net capital. Rule 15c3-1 may effectively restrict advances or distributions to the Parent. Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2022, the Company was in compliance with all such requirements.

8. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued, with no events noted that would require recognition or disclosure in the statement of financial condition.